Exhibit 6.4

September 7, 2017

Dr. Richard Hendrick

2036 Graybar Lane

Nashville, Tennessee 37215

Re: Employment by Virtuoso Surgical, Inc.

Dear Rich:

It is my pleasure to formally offer you employment with Virtuoso Surgical, Inc. (the “Company”), effective September 1, 2017. This letter serves as a memorandum regarding the terms and conditions of your employment. Your job title will be Chief Operating Officer. Your job duties shall include overall management responsibility for the operations and business of the Company.

Terms

This is a full-time, salaried position. You are expected to devote your full working efforts to work on behalf of the Company. In the event that you perform material work for another organization or person, your salary will be reduced on a pro-rata basis. Your salary shall be $6,250 per month, payable (less tax withholdings) in two equal installments, semi-monthly, on the first business day after the 15th of each month, and the last business day of each month. Expense reimbursements are payable on the last business day of each month.

You are entitled to one day of paid time off (whether for vacation, personal days, or sickness) for each month of service, which you can accumulate throughout each calendar year. At the end of each calendar year, any accumulated days of paid time off that are not used shall lapse, and they are not reimbursable in cash or any other consideration. Any additional days taken off, except for sickness, may result in a pro-rata reduction in pay. Additional days taken off for sickness shall be accounted for under the Family and Medical Leave Act of 1993.

You are not expected to work on federal holidays or weekends. In the event that you do work on a federal holiday or part of a weekend, you may accrue up to six additional days of comp paid time off in any given calendar year. As with regular paid time off, any accumulated days of comp paid time off that are not used are lost at the end of each calendar year, and they are not reimbursable in cash or any other consideration.

In light of the Company’s funding by the NIH, you will be required to keep a log of your work hours and effort. You will remain a salaried employee, even though you are keeping track of your time for report to the NIH.

Your employment is “at will,” meaning that you can cease working for the company at any time that you choose, and the Company may terminate your employment at any time.

Intellectual Property

During the course of your employment by the Company, it is anticipated that you will create original works of authorship or invention that may constitute protectable intellectual property. Any works of authorship or invention, or any other protectable form of intellectual property, that you develop as part of your work for the Company shall be and remain the property of the Company to the fullest extent permissible by law.

Non-Disclosure of Confidential Information

During the course of your employment, it is anticipated that you will personally learn, and have personal access to, proprietary & confidential information related to the Company. It is anticipated that much of the information that you will have access to as part of your work for the Company includes confidential trade secrets. You agree to keep all confidential information learned or obtained through your work on behalf of the Company confidential, except as reasonably necessary for the fulfillment of your duties on behalf of the Company. Upon the cessation of your employment with the Company, you agree to return all Company-related information maintained in a tangible medium of expression, which was obtained or developed through your work on behalf of the Company, to the Company.

Non-Competition Agreement

In light of the confidential information that you will have access to as part of your work for the Company, you agree that you will not compete with the Company’s core business or businesses (including specifically, without limitation, the development and sale of endoscopic surgical tools) in any capacity for a duration of one year after the cessation of your employment with the Company. Due to the global nature of surgical-device sales, the geographic area for this non-competition agreement shall be worldwide; to the extent that a court of competent jurisdiction determines that a one-year, world-wide limitation is not enforceable, you and the Company agree that the largest enforceable geographical or temporal limitation shall be enforced to the greatest extent permissible by law.

Medical Subsidy Payments

The Company will not provide health insurance plans for its employees. Should you be eligible to join a health insurance plan (of a spouse, parent, etc.), the company will provide a $150 monthly subsidy payment, payable to you for deposit into a Health Savings Account on the last business day of each calendar month during the period of your employment. In the event that you are not eligible to join a health insurance plan through other means, the Company will increase its monthly subsidy payment to $250 per person, for up to a four person family plan (with a maximum payment of $1000/month) that you may select at your discretion. You must notify the Company in writing to request a change in medical subsidy payment.

☐	I will join an eligible health insurance plan (of a spouse, parent, etc.) and will receive the $150/month medical subsidy payment.
☐	I am not eligible to join another health insurance plan and will pursue my own health insurance with family members on the plan. I would like to receive the $250 monthly subsidy per person on the plan and understand that the maximum monthly payment is $1000 per month.
☐	I do not wish to receive a medical subsidy payment.

Retirement Plan

The Company will pay 4% of your annual salary (prorated for partial years of employment) expressly for retirement saving. This is not a match program, and it must be used for retirement savings through a traditional IRA. The company will not manage or select the retirement plan for you, and the payment will be made to you in one lump sum at the end of each calendar year.

If you have any questions or concerns regarding these terms, please let me know. I look forward to working with you.

VIRTUOSO SURGICAL, INC.

By:	/s/ Robert J. Webster III
Robert J. Webster III
President

Agreed to and Accepted By:

/s/ Richard Hendrick
Dr. Richard Hendrick